TAL Education Group

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100080

People’s Republic of China

VIA EDGAR

May 6, 2013 1

Accounting Group - Interpretations

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 6628

Washington, D.C. 20549-6628

With a copy to:

Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Christine Adams, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

 Re:  TAL Education Group (the “Company”)

Consolidation of Variable Interest Entities and Their Subsidiaries and Schools

Dear Sirs and Madams:

We hereby request that the staff (the “Staff”) of the Office of the Chief Accountant (the “OCA”) of the Securities and Exchange Commission (the “SEC”) advise that, based upon the review of the Company’s accounting analysis enclosed in this submission, it will not object to the Company’s continued consolidation of its variable interest entities (collectively, the “VIEs”) as well as the VIEs’ subsidiaries and schools for the historical periods following the point in time that Mr. Bangxin Zhang obtained voting control over the Company.

The Company was incorporated under the laws of the Cayman Islands in January 2008.  It is a leading K-12 after-school tutoring service provider in China.  The Company’s tutoring services cover the core subjects in China’s school curriculum, and are delivered through small class, one-on-one, and online courses. The Company also operates www.eduu.com, a leading online education platform in China.  Since its initial public offering in October 2010, the Company’s ADSs have traded on the New York Stock Exchange under the symbol “XRS.”  The

1 This response letter was initially filed with the Securities and Exchange Commission on May 6, 2013 and is hereby re-filed via EDGAR on June 17, 2013.

1

tables below set forth the selected consolidated statement of operations data for the Company for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012 and the selected consolidated balance sheet data as of February 28, 2010, February 28, 2011 and February 29, 2012.

	For the Year Ended February 29/28,
	2010	2011	2012
	(in thousands of $)
Net revenues	$69,289	$110,588	$177,520
Gross profit	31,855	54,445	81,933
Income before income tax provision	15,569	27,003	28,470

	As of February 29/28,
	2010	2011	2012
	(in thousands of $)
Total assets	$65,504	$217,770	$294,653
Total equity	17,926	155,051	190,117

In response to the comments 18, 21 and 22 contained in the letter dated February 28, 2013 from the Staff of the SEC’s Division of Corporation Finance regarding the Company’s Form 20-F for the fiscal year ended February 29, 2012 (the “2012 Form 20-F”), the Company would like to consult the OCA staff on the issues related to the consolidation of the Company’s VIEs and their subsidiaries and schools.

The Company has enclosed a memorandum of accounting analysis relating to the Company’s consolidation of its VIEs and their subsidiaries and schools (the “VIE Analysis Memo”).  The Company’s independent auditors, Deloitte Touche Tohmatsu Certified Public Accountants LLP, have reviewed the memo and their position is stated therein.

*              *              *

2

If you have any additional questions or comments regarding this pre-clearance submission, please contact the undersigned at +86 10 5292-6771 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Joseph D. Kauffman
Joseph D. Kauffman
Chief Financial Officer

cc:

Bangxin Zhang, Chairman and Chief Executive Officer, TAL Education Group

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yan Wang, Deloitte Touche Tohmatsu Certified Public Accountants LLP

3

Annex I

The VIE Analysis Memo

4

TAL EDUCATION GROUP

THE VIE ANALYSIS MEMO

1.                                      TAL Education Group (the “Company”), through Beijing Xueersi Education Technology Co., Ltd (“Xueersi Education”) and Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”) and their respective subsidiaries and schools, operates after-school tutoring services for K-12 students in China. In this memo, we refer to Xueersi Education and Xueersi Network collectively as the “VIEs,” and refer to the VIEs and the VIEs’ subsidiaries and schools collectively as the “Affiliated Entities,” and a school, individually, or the schools, as a group, are referred to as “School or Schools,” respectively.  To comply with current PRC laws and regulations that restrict foreign ownership of businesses that operate in this industry, the Company, through one of its wholly foreign owned enterprises (the “WFOEs”), TAL Education Technology (Beijing) Co., Ltd. (“TAL Beijing”), entered into a series of contractual agreements with the Affiliated Entities and the nominee shareholders of the VIEs.  As a result of these contractual arrangements, the Affiliated Entities have been consolidated by the Company pursuant to the variable interest entity (“VIE”) consolidation model.

2.                                      In response to comments dated February 28, 2013 received from the staff of the Division of Corporation Finance (“DCF Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s 2012 Form 20-F Filing, the Company has re-evaluated its historical accounting conclusions.  In doing so, the Company specifically considered what impact, if any, the increases in the voting control over the Company of Mr. Bangxin Zhang, the Company’s Chairman of the board of directors and Chief Executive Officer, would have had on the Company’s historical accounting.

3.                                      The Company has concluded that although the basis for its consolidation conclusion related to the VIEs may have changed in the periods subsequent to Mr. Bangxin Zhang obtaining voting control over the Company; however, the Company believes that the continued consolidation of the Affiliated Entities for all historical periods presented remains appropriate.  The Company is seeking to determine that the staff of the SEC’s Office of the Chief Accountant (the “OCA Staff”) will not object to the Company’s conclusions related to the historical periods following the point in time that Mr. Bangxin Zhang obtained voting control over the Company.

4.                                      The Company periodically considers changes to its governance structure to ensure that the interests of the Company (with regards to the Affiliated Entities) and the Company’s investors (with regards to their equity interest in the Company) are adequately protected.  The Company is planning to undergo additional changes to its corporate governance structure (outlined in the text of the submission) that it believes are consistent with and further support the Company’s historical conclusions.

5.                                      Recognizing the complexities involved in applying the variable interest entity consolidation model contained in Accounting Standards Codification (“ASC”) 810: Consolidation (“ASC 810”), the Company would like to ensure that the OCA Staff do not object to the Company’s application of the variable interest entity model to the Company’s Affiliated Entities for historical and prospective reporting periods.  The Company understands that any changes to the Company’s governance structure could affect the DCF Staff’s and OCA Staff’s thoughts on the matter being consulted upon.  In order to avoid making multiple changes to its governance structure, the Company plans to withhold making any such changes until it has completed this consultation with the OCA Staff.

6.                                      Although the matter upon which the Company is seeking the DCF Staff’s and OCA Staff’s input relates to the Company’s accounting for the period subsequent to Mr. Bangxin Zhang’s obtaining a simple majority voting control in the Company, the Company is also presenting its historical accounting under the provisions of ASC 810, subsequent to its amendment by Accounting Standards Update No. 2009-17-Consolidations (Topic 810) (“ASC 810-10 as amended” or “ASU2009-17”) for the period subsequent to the IPO but prior to Mr. Bangxin Zhang’s obtaining control in order to provide the DCF Staff and OCA Staff with a complete understanding of the fact pattern and the Company’s historical accounting positions.

BACKGROUND

7.                                      The Company was incorporated under the laws of the Cayman Islands in January 2008, and completed its IPO on the NYSE in October 2010. The Company, through its Affiliated Entities and WFOEs, offers after-school tutoring services to K-12 students in China. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. None of the Company’s offshore holding companies is an educational institution or provides education services. To comply with PRC laws and regulations, the Company, through TAL Beijing, entered into a series of contractual agreements with the Affiliated Entities and the nominee shareholders of the VIEs (also referred to as “nominee shareholders”).  These contractual agreements include the Exclusive Business Cooperation Agreement, Call Option Agreement, Equity Pledge Agreement, Letter of Undertaking, Irrevocable Powers of Attorney and Spousal Consent Letter (collectively, the “VIE agreements”).

8.                                      The purpose of the VIE agreements is to provide TAL Beijing, and ultimately the Company, with a controlling financial interest in the Affiliated Entities through which TAL Beijing and ultimately, the Company, have the power to direct the activities of the Affiliated Entities that most significantly impact the Affiliated Entities’ economic performance and the right to receive substantially all the benefits from the Affiliated Entities. The Company views all of its VIE agreements, as a whole, as providing a controlling financial interest supporting the conclusion that the Affiliated Entities should be consolidated by the Company under the VIE consolidation model.

9.                                      The Company’s VIE structure was originally established in connection with the Company’s pre-IPO financings.  Under the Series A Preferred Share Purchase Agreement, dated February 12, 2009, among the Company, the Company’s founders1, the Series A investor, an unrelated party, and the other parties named therein, the Company, the founders and certain entities controlled by the Company were obligated to execute, prior to the closing of the Series A private placement, a set of VIE agreements.  To prepare for the Series A Preferred Shares investment, the four

1The founders as defined in the Series A Preferred Share Purchase Agreement include Messrs. Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai. Messrs. Bangxin Zhang and Yundong Cao were with the Company since its inception and Messrs. Yachao Liu and Yunfeng Bai subsequently joined at a later time.  Mr. Yundong Cao left the Company in April 2011.

founders gave up all of their rights as shareholders of the VIEs in exchange for pro rata shareholdings in the Company, and then the Company issued Series A preferred shares to the investor.  Effectively, this caused the four founders to become nominee shareholders with regards to the VIEs. When establishing the VIE structure before the Company’s IPO, the parties to the VIE agreements intended to enter into, and understood that they were in fact entering into valid and enforceable agreements which enabled the off-shore company they were investing in (i.e., TAL Education Group) to exercise effective control over, and derive substantially all of the benefits from, the onshore Affiliated Entities.

10.                               At the time of the Company’s initial public offering, a dual-class capital structure was set up in order to defend the Company against potential hostile takeover attempts and allow the management team to focus on the long term value of the Company.  All of the shares held by pre-IPO shareholders were converted into Class B common shares concurrently with the completion of the Company’s IPO whereas all the shares offered in the IPO were Class A common shares.  Immediately after the completion of the Company’s IPO, the Company had 152,600,000 common shares outstanding in total, including 27,600,000 Class A common shares.  Immediately after the completion of the Company’s IPO, Bright Unison Limited, a company owned by Mr. Bangxin Zhang, held 59,550,000 Class B common shares, representing 39.0% of the Company’s then issued and outstanding shares.2 Because each Class A common share is only entitled to one vote whereas each Class B common share is entitled to ten votes per share, Class B common shares beneficially owned by Mr. Bangxin Zhang represented 46.6% of the Company’s voting power immediately after the completion of the Company’s IPO.3  Mr. Bangxin Zhang has not acquired any additional shares in the Company since the Company’s IPO.  However, as a result of the transfer and conversion of Class B common shares held by other pre-IPO shareholders into Class A common shares, the voting power Mr. Bangxin Zhang held increased to 50.1% on November 23, 2011 and was 52.1% as of February 29, 2012. As of February 28, 2013, Mr. Bangxin Zhang held 62.9% of the voting power in the Company.

CORPORATE STRUCTURE OF THE COMPANY

11.                               The corporate structure of the Company as of February 28, 2013 is as follows:

2 59,550,000 / 152,600,000 = 39.0%

3 A = 59,550,000*10 = 595,500,000

B = 1,250,000,000 + 27,600,000 = 1,277,600,000

A/B = 46.6%

TAL Education Group
(Cayman Islands)
("TAL Group")
Yidu Technology Group
(Cayman Islands)
100%
Yidu Technology Group
Limited
(Hong Kong)
100%
Xueersi International
Education Group
Limited
(Hong Kong)
("Xueersi Hong Kong")
Outside China
Inside China
100%
YiduHuida Education Technology (Beijing) Co., Ltd. ("YiduHuida")
100%
TAL Education Technology (Beijing) Co., Ltd. ("TAL Beijing")
100%
Beijing HuanqiuZhikangShidai Education Consulting Co., Ltd.
100%
TAL Electronic Technology (Shanghai) Co., Ltd.
100%
XintangSichuang Education Technology Co., Ltd.
100%
Zhixuesi Education Consulting (Beijing) Co., Ltd.
100%
YiduXuedi Network Technology (Beijing) Co., Ltd.
Bangxin Zhang(1) 56.5%
Yundong Cao(2) 26%
Yachao Liu(3) 10%
Yunfeng Bai(4) 7.5%
Bangxin Zhang(1) 56.5%
Yundong Cao(2) 26%
Yachao Liu(3) 10%
Yunfeng Bai(4) 7.5%
Bangxin Zhang(1) 64.5%
Yachao Liu(3) 19%
Yunfeng Bai(4) 16.5%
100%
Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")
100%
Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")
100%
Beijing Dongfangrenli Science & Commerce Co., Ltd.
100%(5)
100%(5)
Sponsorship interest
10 subsidiaries
13 schools
100%
100%
Sponsorship interest
2 subsidiaries
5 schools
Equity interest
Contractual arrangements
Sponsorship interest

Notes:

(1)         Mr. Bangxin Zhang is the Company’s chairman and chief executive officer. He beneficially owned 38.4% of the common shares and 52.1% of the voting power of TAL Education Group as of February 29, 2012, and 38.1% of the common shares and 62.9% of the voting power of TAL Education Group as of February 28, 2013.

(2)         Mr. Yundong Cao beneficially owned 9.3% of the common shares and 12.7% of the voting power of TAL Education Group as of February 29, 2012, and 9.3% of the common shares and 15.4% of the voting power of TAL Education Group as of February 28, 2013.

(3)         Mr. Yachao Liu is the Company’s senior vice president. He beneficially owned 5.8% of the common shares and 7.7% of the voting power of TAL Education Group as of February 29, 2012, and 5.8% of the common shares and 9.3% of the voting power of TAL Education Group as of February 28, 2013.

(4)         Mr. Yunfeng Bai is the Company’s senior vice president. He beneficially owned 3.4% of the common shares and 4.3% of the voting power of TAL Education Group as of February 29, 2012, and 3.1% of the common shares and 5.2% of the voting power of TAL Education Group as of February 28, 2013.

(5)         Percentage ownership represents aggregate ownership of Xueersi Education and Xueersi Network.  Xueersi Education is the majority shareholder of six subsidiaries, and the minority shareholdings of each of the six subsidiaries are held by Xueersi Network.  One of the six subsidiaries wholly owns two Schools.  Xueersi Education wholly owns the remaining four subsidiaries and 11 Schools.

EQUITY OWNERSHIP AND VOTING POWER IN THE COMPANY’S COMMON SHARES

12.                               The following table sets forth information with respect to the beneficial ownership of the Company’s common shares as of the date of the Company’s final IPO prospectus (i.e., October 19, 2010) by each of the Company’s principal shareholders:

	Shares Beneficially Owned Prior to the IPO		Shares Beneficially Owned after the IPO
	Number	%	Number	% (1)	% of Voting Power (2)
Bangxin Zhang(3)	59,550,000	47.6%	59,550,000	39.0%	46.6%
Tiger Global Five China Holding	21,875,000	17.5%	23,475,000	15.4%	17.3%
Yundong Cao(3)	20,300,000	16.2%	20,300,000	13.3%	15.9%
KTB China Optimum Fund and affiliate fund	8,125,000	6.5%	8,285,000	5.4%	6.4%
Yachao Liu(3)	8,812,500	7.1%	8,812,500	5.8%	6.9%
Yunfeng Bai(3)	6,337,500	5.1%	6,337,500	4.2%	5.0%

Notes:

(1)         For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 152,600,000, being the total number of common shares outstanding immediately after the closing of the Company’s IPO, including the over-allotment options exercised by the underwriters.

(2)         Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. Each holder of the Company’s Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by the Company’s shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as may otherwise be required by law. The Company’s Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.  Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares.

(3)         Each individual is a nominee shareholder of the VIEs.  Please refer to paragraph 15 for their respective nominal shareholding in each of the two VIEs.  The holdings above are held through the following entities: Mr. Bangxin Zhang — Bright Unison Limited, Yundong Cao — Central Glory Investments Limited and Passion Prance Limited, Yachao Liu — Perfect Wisdom International Limited, and Yunfeng Bai — Excellent New Limited.

13.                               The following table sets forth information with respect to the beneficial ownership of the Company’s common shares as of February 28, 2013, by each of the four founders and each of the persons known to the Company to own beneficially more than 5% of its common shares:

	Shares Beneficially Owned
	Number	%	% of Voting Power
Bangxin Zhang(4) (5)	59,550,000	38.1%	62.9%
Tiger Global Five China Holdings and affiliate fund (1)	16,600,000	10.6%	1.8%
Central Glory Investments Limited(2)	14,550,000	9.3%	15.4%
Prime Capital Management Company Limited (3)	11,078,928	7.2%	1.2%
Yachao Liu(4) (5)	9,125,000	5.8%	9.3%
Yunfeng Bai(4) (5)	4,983,500	3.1%	5.2%

Notes:

(1)         The shareholding information is based on the Schedule 13D/A filed by Tiger Global Five China Holdings with the SEC on January 31, 2013.

(2)         The shareholding information is associated with Yundong Cao and based on the Company’s register of members.

(3)         The shareholding information is based on the Schedule 13G filed by Prime Capital Management Company Limited with the SEC on February 5, 2013.

(4)         The shareholding information is based on the Company’s register of members and Form 144 filed by Mr. Bai.

(5)         Each individual is a nominee shareholder of the VIEs.  Please refer to paragraph 15 for their respective nominal shareholding in each of the two VIEs.

14.                               As the above two tables show, the number of shares Mr. Bangxin Zhang beneficially held in the Company had not changed since the completion of the Company’s IPO.  However, as a result of sale and conversion of certain Class B common shares held by other pre-IPO shareholders as well as the issuance of additional Class A shares as a result of the vesting of the restricted shares held by the Company’s employees, the percentage of shares beneficially held by Mr. Bangxin Zhang slightly decreased from 39.0% at the time of the Company’s IPO to 38.1% as of February 28, 2013, whereas his voting power increased from 46.6% to 62.9% within the same period.

EQUITY OWNERSHIP OF THE VIES

15.                               Mr. Bangxin Zhang, Mr. Yundong Cao, Mr. Yachao Liu and Mr. Yunfeng Bai are the four nominee shareholders of Xueersi Education and Xueersi Network.  Their nominal shareholding percentage4 in each of Xueersi Education and Xueersi Network, since the Company’s IPO and through the date of this submission, has never changed and is set forth below:

Xueersi Education:
Shareholders	Nominal Shareholding %
Bangxin Zhang	Nominal 56.5%, but all shareholder interests have been assigned to TAL Beijing through the VIE Agreements.
Yundong Cao	Nominal 26%, but all shareholder interests have been assigned to TAL Beijing through the VIE Agreements.
Yachao Liu	Nominal 10%, but all shareholder interests have been assigned to TAL Beijing through the VIE Agreements.
Yunfeng Bai	Nominal 7.5%, but all shareholder interests have been assigned to TAL Beijing through the VIE Agreements.

Xueersi Network:
Shareholders	Nominal Shareholding %
Bangxin Zhang	Nominal 56.5%, but all shareholder interests have been assigned to TAL Beijing through the VIE Agreements.
Yundong Cao	Nominal 26%, but all shareholder interests have been assigned to TAL Beijing through the VIE Agreements.
Yachao Liu	Nominal 10%, but all shareholder interests have been assigned to TAL Beijing through the VIE Agreements.
Yunfeng Bai	Nominal 7.5%, but all shareholder interests have been assigned to TAL Beijing through the VIE Agreements.

16.                               The nominee shareholders are also beneficial owners of the Company.  Please refer to paragraphs 12 through 14 for details of their shareholding interest and voting power in the Company.

VIES’ SPONSORSHIP INTEREST IN THE SCHOOLS

17.                               For background, entities and individuals who establish schools are commonly referred to as “sponsors” as opposed to “owners” or “shareholders.”  Accordingly, a sponsor holds “sponsorship interest” in a school, as opposed to an “equity interest” that a shareholder

4 All shareholder interests have been assigned to TAL Beijing through the VIE Agreements.

holds in a company.  To establish a private school, the sponsors shall submit an application form together with certain other required documents, including the proposed articles of association, a list of sponsors and evidence of teaching premises, to obtain (i) an education permit from the local education bureau, which is the primary regulatory authorization required for a school, and (ii) registration certificate from the local civil administration bureau, which can be obtained as a matter of formality.  The sponsors are also required to make an upfront capital contribution to the school.  The sponsorship interest is evidenced by entering the sponsor’s name into the school’s articles of association which is registered with education authorities.  The sponsors are not required to make any payment to any government authorities for sponsoring a school.  The VIEs are sponsors for the Company’s Schools.

18.                               The Company and its PRC counsel believe for the reasons discussed below in paragraph 19 that under current PRC law, the “sponsorship interest” that a sponsor holds in a school is, for all practical purposes, substantially equivalent to the “equity interest” a shareholder holds in a company.

19.                               Under Article 71 of the General Principles of the Civil Law, “property ownership” means the owner’s rights to lawfully possess, utilize, profit from, and dispose of the property.  The sponsor has the rights to lawfully possess, utilize, profit from, and dispose of the sponsorship interest in the schools as follows:

(a)                                 The identity of the sponsors are indicated on a school’s articles of association which is registered with education authorities;

(b)                                 A sponsor has the rights to exercise ultimate control over the school by becoming the member of and controlling the composition of the School’s decision-making body;

(c)                                  Sponsors of a school may also sell their sponsorship interests in the school, which is similar to shareholders of a company who sell their equity interests in the company; and

(d)                                 The practice in the private education industry after the Law for Promoting Private Education became effective in 2003 supports a conclusion that the residual assets of a School solely funded by private sponsors without any government or donated funds may be distributed to its sponsors, not to the government, which provides another way for a sponsor to profit from the private school.

20.                               The VIEs hold 100% sponsorship interests in all of the Schools included in the Company’s consolidated financial statements.  The Schools were established in accordance with the regulations above.

CORPORATE GOVERNANCE STRUCTURE

Board of Directors of TAL Education Group

21.                               According to Articles 91 and 97 of the Company’s Memorandum and Articles of Association (the “Articles”), the business of the Company shall be managed by the Company’s board of directors, who are empowered to provide for the management of the affairs of the Company in such manner as they shall think fit.  The mechanism in which directors are appointed and removed is further elaborated in the discussion beginning in paragraph 28.

22.                               According to Article 106 of the Articles, questions arising at any meeting of the board shall be decided by a resolution of the directors which requires a simple majority of votes of the then present directors.  In the case of an equality of votes, the Chairman shall have a second or casting vote.  According to Article 108, the quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed, the quorum shall be a majority of directors then in office.

23.                               Under NYSE Listed Company Manual Rule 303A.06, the Company, as an NYSE-listed company, must have an Audit Committee composed entirely of independent directors that satisfy the requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

24.                               In order to be considered to be “independent” under Rule 10A-3, a member of an audit committee may not:

(a)                                 Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee; or

(b)                                 Be an affiliated person of the issuer or any subsidiary thereof.

25.                               Since its inception, the Company’s board of directors has been comprised of four or more members.  The current members of the Company’s board of directors are Mr. Bangxin Zhang, Ms. Jane Jie Sun, Mr. Tong Chen and Mr. Wei Wang.  Mr. Bangxin Zhang has been the Company’s Chairman since its inception; Ms. Jane Jie Sun has served as the Company’s director since October 2010; Mr. Tong Chen and Mr. Wei Wang have served on the Company’s Board since June 2011.  Ms. Jane Jie Sun, Mr. Tong Chen and Mr. Wei Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934.  None of Ms. Jane Jie Sun, Mr. Tong Chen and Mr. Wei Wang is or has been an employee of the Company.  There are no contractual, familial, business or other material relationships between Mr. Bangxin Zhang and any of the independent directors, other than the fact that they are all directors of the Company.  The independent directors also have no contractual, familial, business or other material relationship with the nominee shareholders of the VIEs that would make them related parties or de facto agents of the nominee shareholders.  The Company’s board has three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate

Governance Committee.  Each of these three committees is comprised of three independent directors, namely Ms. Jane Jie Sun, Mr. Tong Chen and Mr. Wei Wang.

26.                               Under the Company’s Audit Committee Charter, the Audit Committee must review and pre-approve any proposed transaction between the Company or any of its subsidiaries or consolidated Affiliated Entities, on the one side, and any of the officers, directors or shareholders of the Company or their respective affiliates (each, a “Related Party” as defined by ASC 850: Related Party Disclosures (“ASC 850”), on the other side, involving over US$120,000 in a single transaction or a series of related transactions. The US$120,000 threshold is based on the disclosure requirement for related party transactions under Item 404 of Regulation S-K, and such threshold is below the threshold of transactions that occur in the ordinary course of the Company’s business.

27.                               Any proposed material changes to the VIE agreements would be related party transactions and would require the pre-approval of the Company’s Audit Committee.

28.                               The Nominating and Corporate Governance Committee is responsible for selecting and recommending to the Company’s board nominees for election by the shareholders or appointment by the board.  Directors of the Company can be appointed by either (1) an ordinary resolution, which is a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at an annual general meeting (AGM) or an extraordinary general meeting (EGM) of the Company’s shareholders5, or (2) the Company’s board of directors6.  A director may be removed by an ordinary resolution of the shareholders. However, a director may not be removed by the other directors except in limited circumstances expressly provided in the Articles (namely, where a director has been absent from three consecutive board meetings without special leave of absence from the board, in which case that director may be removed by a resolution of the board).

29.                               According to Article 92 of the Articles, the directors may from time to time appoint any person to hold such office in the Company as the directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller.

Shareholders of TAL Education Group

30.                              The Company’s common shares are divided into Class A common shares and Class B common shares. As noted in paragraph 12, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes.  Each Class B common share is convertible into one Class A common share at any time by the holder thereof and automatically and immediately upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder. Class A common shares are not convertible into Class B common shares under any circumstances.  Other

5             Under Cayman Islands law, all general meetings other than annual general meetings are “extraordinary general meetings.”

6             Per the Company’s Articles, directors can be appointed by the Company’s board of directors to fill a casual vacancy or as an addition to the existing board, subject to the Company’s compliance with director nomination procedures required by the NYSE.

than voting and conversion rights, holders of Class A common shares and Class B common shares have the same rights.

31.                               As stated in Article 83(c) and Article 84 of the Company’s Articles, the appointment and removal of directors can be effected by means of an “ordinary resolution” passed by the shareholders of the Company during an AGM or an EGM.  The Company’s board of directors can convene an AGM or EGM by passing a board resolution to this effect and giving notice to shareholders.  The Company is not required, under Cayman law or the Company’s Articles, to periodically hold an AGM; however in accordance with NYSE listing rules, it holds an AGM each year.  Under the Articles, upon the requisition of shareholders with at least one-third of the outstanding shares entitled to a vote, the Company’s board of directors must convene and hold an EGM.  According to Cayman Islands law, the notice for a shareholder meeting must describe and specify the intention of the proposed resolutions.

32.                               As defined in Article 1 of the Articles, an “ordinary resolution” of the shareholders is a simple majority of all of the voting power such shareholders, as being entitled to do so, vote in person or by proxy at the AGM or EGM of the Company’s shareholders.  A “special resolution” is a supermajority of two-thirds vote of such shareholders, as being entitled to do so, vote in person or by proxy at the AGM or EGM of the Company’s shareholders.  Except for matters that are required by the Companies Law of the Cayman Islands or the Company’s Articles to be subject to approval by shareholders through a special resolution,7 all matters submitted to shareholder approval are subject to an ordinary resolution.

33.                               From the date of the Company’s IPO and through November 23, 2011, no individual shareholder held a majority of the Company’s voting power.  However, as noted in paragraph 10, Mr. Bangxin Zhang had a majority of the Company’s voting power beginning on November 23, 2011.  In his capacity as the Chairman of the board, Mr. Bangxin Zhang does not have the authority to unilaterally appoint or remove any director.

7                   As of the date of this submission, the items requiring a special resolution of the Company’s shareholders are as follows: amending the Company’s Memorandum of Association, reduction of the Company’s share capital and any capital redemption reserve, adopting or amending the Company’s Articles of Association, where the capital of the Company has been divided into different classes, materially adversely varying or abrogating the rights attaching to the shares of a class (in which event such variation must be consented to in writing by the holders of a majority of the issued shares of that class, or sanctioned by a special resolution passed at a separate meeting of the holders of the shares of that class), changing the Company’s name, appointing inspectors for the purpose of examining the affairs of the Company, requiring the Company to be wound up by the Court, commencing or recalling a voluntary liquidation, authorizing the liquidator (in the case of the winding up of the Company) to divide amongst the Company’s shareholders in kind the whole or any part of the Company’s assets, authorizing the liquidator (in the case of the winding up of the Company) to vest the whole or any part of the assets of the Company in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the sanction of a special resolution, shall think fit, determining the manner of redemption of redeemable shares (prior to the issue of such redeemable shares) unless such manner of redemption has been determined by the board of directors, authorizing a merger of the Company, and approving the registration of the Company by way of continuation in a jurisdiction outside the Cayman Islands.  In addition, the shareholders may make the matters that are currently subject to an ordinary resolution be subject to a special resolution by amending the Company’s Memorandum of Association to that effect by means of a special resolution.

Mr. Bangxin Zhang, in his capacity as an ultimate shareholder with a majority of the Company’s voting power, has the ability to requisition an EGM and at such meeting has sufficient shareholder votes to pass ordinary resolutions proposed by him, which could include ordinary resolutions to appoint or remove directors.  The Company observes that Mr. Bangxin Zhang’s ability to appoint and remove directors is subject to the following limitations:

(a)                                 As advised by the Company’s Cayman Islands counsel, any directors, regardless of how they are appointed, owe a fiduciary duty to the Company, not to any particular shareholder.  The director is required by law to act in the best interest of the Company.

(b)                                 To appoint or remove a director through an ordinary resolution of shareholders during a shareholder meeting, proper notices (including details of the proposed resolutions) will have to be provided to all shareholders of record ahead of the shareholders meeting that describe and specify the intentions of the proposed resolution.  Such notices and any materials provided to the shareholders in connection with meetings must be filed on Form 6-K with the SEC.

34.                               The Company also observes that the Audit Committee is responsible for reviewing and authorizing related party transactions, which include material changes to the VIE agreements. As required by the NYSE Listed Company Manual Rule 303A.06, the Company, as an NYSE-listed company, must have an Audit Committee composed entirely of independent directors.

Top-down Management Structure

35.                               The Company has a senior management governing body called the Executive Committee. The table immediately below this paragraph sets forth the members of the Executive Committee.  The scope of what the Executive Committee can decide was established by board resolution and the Executive Committee refers matters beyond its authorized scope directly to the Company’s board.

Members of Executive Committee	Position/Title
Bangxin Zhang (1)	Chairman of the Board of Directors and Chief Executive Officer
Joseph Kauffman (2)	Chief Financial Officer
Yachao Liu (1)	Senior Vice President and General Manager of the online courses business unit
Yunfeng Bai(1)	Senior Vice President and General Manager of the small class business unit
Li Yu (2)	Vice President of Human Resources

Notes:

(1)                     Nominee shareholders of the VIEs.  Please see details of their shareholding interest and voting power in the Company in paragraphs 11, 12 and 13.

(2)                     Holding less than 1% of the total outstanding shares of the Company and is not a nominee shareholder of the VIEs.

36.                               Ultimate decision-making authority concerning the activities that most significantly impact the economic performance of the Affiliated Entities resides at the TAL Education Group level, through the Company’s Executive Committee and then its board of directors.

37.                               Various activities are subject to approval by the Company’s board of directors, the Audit Committee, or the Executive Committee of the Company.  A summary of such activities and required approvals is included in Exhibit I attached hereto.  The levels of authority are determined by the Company’s board of directors and subject to routine reviews in accordance with the growth of the Company.

WFOE - TAL Beijing

38.                               The Company owns 100% of the equity ownership interest of Xueersi Hong Kong International Education Group (“Xueersi Hong Kong”) which owns 100% of the equity ownership interest in TAL Beijing.  For the purposes of this accounting analysis, the Company ignores Xueersi Hong Kong because (1) it was set up primarily for future tax planning purposes, and (2) the economics of the Group structure does not change as a result of inserting Xueersi Hong Kong, an intermediate holding company, in between the Company and TAL Beijing.  Accordingly, with respect to the chain of consolidation, the accounting analysis will not make reference to Xueersi Hong Kong and will simply present the discussion as if the Company directly owns 100% of the equity ownership interests of TAL Beijing.  As TAL Beijing does not meet the definition of a variable interest entity, the Company, as the controlling equity owner, has consolidated TAL Beijing using the voting interest consolidation model.  As the equity ownership interests of TAL Beijing also represent 100% of TAL Beijing’s variable interests, and such equity interests provide the Company with the ability to direct TAL Beijing’s activities, the Company has concluded that it would consolidate TAL Beijing under either the voting or the variable interest entity consolidation models.

39.                               TAL Beijing was incorporated by the Company in May 2008.  As approved by the competent local branch of the State Administration of Industry and Commerce (the “SAIC”), TAL Beijing may operate businesses in relation to research, development and manufacturing of computer software and hardware, system integration, sale of self-produced products, technical services, transfer of technology, and technical and management consulting.  To date, TAL Beijing primarily provides services to the Company’s Affiliated Entities pursuant to the Exclusive Business Cooperation Agreement discussed in paragraph 51 below.

40.                               TAL Beijing has a board of directors that is appointed by the Company, its sole shareholder.  There are three directors on the board, with each director being entitled to one vote. The current members of TAL Beijing’s board include Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai, each of whom is an executive officer of the Company, nominee shareholder of the VIEs and beneficially owns certain shares of the Company.  See “Corporate Structure of the Company” for details of their shareholding interest in the Company.  Each director on the board has one vote on matters to be voted on at board meetings.  All the resolutions made by the board must be passed by a simple majority vote.

VIEs—Xueersi Education and Xueersi Network

41.                               The Company offers after-school tutoring services through the VIEs.  The VIEs engage in, among other activities, online education-related services and retailing teaching materials and audio-video products to our students.

42.                               As noted in paragraph 15, each of the VIEs has four individual nominee shareholders.  As all four individuals are either shareholders, members of management and/or directors of the Company, they are deemed to be “related parties” of the Company, as defined by ASC 850; however, there are no contractual, familial, business or other material relationships between Mr. Bangxin Zhang and any of the other nominee shareholders outside the Company. Even though as noted in paragraphs 12 and 13, all four individuals are current beneficial shareholders of the Company, there are no voting agreements (i.e. requirement to vote in tandem, etc.) among the nominee shareholders with regards to their voting rights in the Company.  As noted in paragraph 35, three of the four nominee shareholders are also employees of the Company and serve as part of the Executive Committee.  Only Mr. Bangxin Zhang, as the chairman, is represented on the Company’s board of directors.

43.                               Pursuant to Article 8-2 of the VIEs’ articles of association, shareholders are responsible for electing and replacing the directors, and to decide on matters concerning the remuneration of the directors with a simple majority vote. There are three directors on the board for each of the VIEs. According to Article 17, each member of the board has one vote on each matter to be voted upon at board meetings, and the board’s resolution should be passed by a simple majority vote.

44.                               In order to ensure that the Company (through TAL Beijing) has the power to direct the activities of the Affiliated Entities that most significantly impact the Affiliated Entities’ economic performance and the right to receive substantially all the benefits from the Affiliated Entities, the Company and TAL Beijing have entered into a series of contractual agreements with the Affiliated Entities and the nominee shareholders of the VIEs.  These VIE agreements include the Exclusive Business Cooperation Agreement, Call Option Agreement, Letter of Undertaking, Irrevocable Powers of Attorney and Spousal Consent Letter. See paragraphs 50 to 62 for further discussion.  In particular, the nominee shareholders of the VIEs have executed an Irrevocable Powers of Attorney appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of the VIEs.

45.                               Due to these VIE agreements that the VIEs and its nominee shareholders have entered into with TAL Beijing, the nominee shareholders of the VIEs have not made any important decision regarding the VIEs that would significantly impact the economic performance of the VIEs in their capacity as nominee shareholders.  Rather, the nominee shareholders of the VIEs adopt shareholder resolutions at the direction of the Company in order to implement the resolutions adopted by the Company’s board of directors and to fulfill the instruction of the Executive Committee, which acts on behalf of the Company’s board of directors as per the authorization parameters granted to the Executive

Committee by board resolution.  For instance, if TAL Beijing intends to let the VIEs increase their registered capital or establish a new subsidiary, the nominee shareholders of the VIEs will need to hold a meeting and pass a resolution in order to comply with relevant legal procedural requirements under relevant PRC company laws.  As designed and intended by the VIE agreements, including the Irrevocable Powers of Attorney and the Call Option Agreement, among TAL Beijing, the VIEs and their shareholders, ultimate decision-making authority concerning the activities that most significantly impact the economic performance of the VIEs resides with the Company, through TAL Beijing.

Schools of the VIEs

46.                               The majority of the Company’s services, which is after-school tutoring, is offered (as noted in paragraph 41) through the Schools sponsored by the VIEs.

47.                               As noted in paragraph 19, the VIEs, as the sole sponsors of all the Schools, have rights akin to that of shareholders, which include the right to exercise ultimate control over the Schools (i.e. by controlling the composition of each of the Schools’ decision-making body) and the right to the economics of the Schools (i.e. rights to the residual assets and ability to sell sponsorship interest).

48.                               The Schools are also signing parties to the Exclusive Business Cooperation Agreement whereby the Schools appoint TAL Beijing as the Schools’ exclusive service provider for comprehensive intellectual property licensing, technical and business support services.  Pursuant to the Exclusive Business Cooperation Agreement, the WFOEs (which include TAL Beijing and other WFOEs designated by TAL Beijing) entered into a series of technology support and service agreements with the Schools to determine the specific terms of services and charged the Schools significant services fees. See paragraphs 51 to 62 for further discussion.

Key Features of the Company’s Corporate Governance Structure

49.                               In summary, the Company believes that its corporate governance structure has the following key features that are relevant to the consolidation analysis of the Affiliated Entities:

(a)                                 The Company’s current four-person board is composed of three independent directors and one executive director (Mr. Bangxin Zhang).  As long as the Company remains to be a NYSE-listed company, the Company must have an Audit Committee composed entirely of independent directors.

(b)                                 All directors of the Company, whether or not independent, owe a fiduciary duty to the Company, not to Mr. Bangxin Zhang as a shareholder and such directors are required by law to act in the best interest of the Company.

(c)                                  As explained in paragraph 27, any proposed material changes to the VIE agreements or the termination of a VIE agreement require the approval of both the Company’s Audit Committee and the Company’s board of directors.

(d)                                 As explained in paragraph 22 above, in the case of an equality of votes on matters requiring board approval, Mr. Bangxin Zhang as the Chairman shall have a second or casting vote.  However, it is not possible for Mr. Bangxin Zhang, in his capacity as a director, to unilaterally pass any resolutions through the Company’s board without getting at least one independent director’s affirmative vote to support his proposal.

(e)                                  Mr. Bangxin Zhang cannot unilaterally remove any director in his capacity as a director and the chairman of the Company’s board; subsequent to November 23, 2011, as a shareholder with a majority voting interest it is possible for Mr. Bangxin Zhang in his capacity as majority shareholder to pass an ordinary resolution during an AGM or EGM to appoint and/or dismiss directors.  However, proper notices (including details of the proposed resolutions) will have to be first provided to all shareholders of record and any of such notices and any materials provided to the shareholders in connection with the AGM or EGM must be filed on Form 6-K with the SEC.

(f)                                   Historically, the nominee shareholders of the VIEs have not made any decision regarding VIEs that would significantly impact the economic performance of the VIEs; rather, the nominee shareholders of the VIEs have historically adopted shareholder resolutions as instructed by the board of directors of the Company or Executive Committee through TAL Beijing.

(g)                                  Historically, the VIEs have not made any decision regarding the Schools that would significantly impact the economic performance of the Schools; rather, the VIEs have been the venue through which TAL Beijing (acting on behalf and at the instruction of the Company) have directed the activities of the Schools.

CONTRACTUAL ARRANGEMENTS BETWEEN TAL BEIJING AND THE AFFILIATED ENTITIES

50.                               The PRC government has restrictions on foreign direct investment in the education industry. To comply with the applicable regulations, TAL Beijing, the Affiliated Entities and the nominee shareholders of the VIEs have entered into the VIE agreements which provide TAL Beijing, and ultimately the Company, with a controlling financial interest in the Affiliated Entities.  The Company views all of its VIE agreements, as a whole, as enabling TAL Beijing to obtain effective control over the Affiliated Entities and receive substantially all of the economic benefits of the Affiliated Entities, thereby supporting the conclusion that TAL Beijing is the primary beneficiary of the Affiliated Entities.

Exclusive Business Cooperation Agreement

51.                               TAL Beijing has entered into an Exclusive Business Cooperation Agreement with the Affiliated Entities.  The Exclusive Business Cooperation Agreement allows TAL Beijing or its designated affiliates to have the exclusive right to provide the Affiliated Entities with comprehensive intellectual property licensing and various technical and business support services.  The services under the Exclusive Business Cooperation Agreement include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time.  TAL Beijing owns the exclusive intellectual property rights developed in the performance of these agreements.  As consideration for these services, TAL Beijing and its designated affiliates are entitled to charge the Affiliated Entities service fees and adjust the service fee rates from time to time.  The service fees are calculated based on a percentage of the total revenues of the Affiliated Entities.  The fee rates are subject to the mutual consent of the relevant parties to the contract, however (as further elaborated below), the consent of the Affiliated Entities is not considered substantive because TAL Beijing can compel the Affiliated Entities to always accept the service fees in any amount it deems fit because TAL Beijing has control over the Affiliated Entities via the Powers of Attorney.  There is no limitation under PRC law as to the amount of the service fees, and such service fees may also exceed the income of the Affiliated Entities. Pursuant to the Exclusive Business Cooperation Agreement, the WFOEs (which include TAL Beijing and other WFOEs designated by TAL Beijing) entered into a series of technology support and service agreements with the Schools to determine the specific terms of services and charged the Schools significant services fees.  The Exclusive Business Cooperation Agreement is effective within the operation term of TAL Beijing and the Affiliated Entities according to PRC Law, unless earlier terminated by mutual agreement of all parties.

52.                               The Affiliated Entities have been charged service fees by TAL Beijing in amounts that have been significant to the Affiliated Entities.  In the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, TAL Beijing charged the Affiliated Entities an aggregate of $9.9 million, $23.1 million and $35.3 million in service fees, respectively.  Of these totals, $9.7 million, $21.0 million, and $29.7 million were derived directly from the Schools (or 51.6%, 62.3% and 77.9% of the Schools’ income before service fees) and $0.2 million, $2.1 million, and $5.6 million directly from the other Affiliated Entities (or N/A, N/A and 79.0% of the other Affiliated Entities’ income before service fees), respectively.8  The Affiliated Entities have collectively paid US$5.0 million, US$25.2 million, and US$33.4 million during the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.  As of fiscal year end February 28, 2011 and February 29, 2012, the aggregate balance of the amount payable to TAL Beijing by the Affiliated Entities for the fees was US$2.8 million and US$4.7 million, respectively.

Call Option Agreement

53.                               Pursuant to the Call Option Agreement, which is currently exercisable, the nominee shareholders of the VIEs unconditionally and irrevocably grant TAL Beijing or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the

8  The other Affiliated Entities had a net loss in both 2010 and 2011 of ($4.5 million) and ($0.3 million) respectively.

extent permitted under PRC law, part of or all of the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions.  Pursuant to applicable PRC law in effect as of the date of this memo, the minimum amount of consideration would be zero.  In addition, TAL Beijing has the exclusive right and option to request any of the nominee shareholders of the VIEs to transfer their equity interests in the VIEs to another PRC person designated by TAL Beijing at any time in TAL Beijing’s discretion.  TAL Beijing has sole discretion to decide when to exercise its right and option, whether in part or in full.  Unless earlier terminated by mutual agreement of all parties, this agreement shall remain effective until TAL Beijing exercises its right to purchase all of the VIEs’ equity interests according to this agreement.

Equity Pledge Agreement

54.                               Pursuant to the equity pledge agreement, the nominee shareholders of the VIEs unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights in the VIEs to TAL Beijing to guarantee the VIEs’ performance of their obligations under the Exclusive Business Cooperation Agreement.  The nominee shareholders of the VIEs agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.  This agreement is effective over the same term as the Exclusive Business Cooperation Agreement and can only be terminated when all the obligations under the Exclusive Business Cooperation Agreement are completely fulfilled.

55.                               The equity pledge has been registered with the relevant SAIC local branch, and by the function of law, TAL Beijing’s security interests in the VIEs have priority over any present and future creditor of the VIEs’ shareholders.  All equity pledge agreements have been duly registered with the respective SAIC branch since execution.

Letter of Undertaking

56.                               All of the nominee shareholders of the VIEs have executed a letter of undertaking to covenant with and undertake to TAL Beijing that, if, as the respective nominee shareholders of the VIEs, such nominee shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation of the VIEs, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefor.

Irrevocable Powers of Attorney

57.                               The nominee shareholders of the VIEs have executed an Irrevocable Powers of Attorney appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of the VIEs.  The powers of attorney remain effective during the entire period when they are nominee shareholders of the VIEs.

58.                               The articles of associations of the VIEs state that the major rights of the shareholders in shareholders’ meeting include the powers to approve the operating strategy and investment plan, elect the members of the board of directors and approve their compensation and review and approve the annual budget and earnings distribution plan.  Therefore, through the irrevocable power of attorney arrangement, TAL Beijing has the ability to exercise effective control over the VIEs through shareholder votes and through such votes also to control the composition of the board of directors.

Spousal Consent Letter

59.                               The spouse of each of the nominee shareholders of the VIEs entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the equity pledge agreement, the call option agreement and the powers of attorney described above.  Each spouse further agrees that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

Creation and Development of the Company’s Variable Interest Entity Structure

60.                               Because the Company’s pre-IPO investors were motivated not only to maximize the return on their investment in the off-shore company (i.e., TAL Education Group), but also to minimize risks relating to this investment, they had a significant incentive to monitor the creation and development of the Company’s VIE structure, to make sure the Company had a set of strong, substantive contractual arrangements whereby the off-shore company they were investing in had the ability to exercise effective control over, and derive substantially all of the economic benefits from, the onshore Affiliated Entities.  Indeed, an examination of the Company’s share purchase agreements with its pre-IPO investors, and particularly the pre-IPO investors’ conditions to closing, illustrate that the pre-IPO investors attached great weight to the VIE agreements and regarded them as substantive.  For example, when Tiger Global Five China Holdings (“Tiger”) and KTB China Optimum Fund (“KTB”) invested in the Company in August 2009, one of the closing conditions to this investment was that the nominee shareholders of the VIEs enter into a powers of attorney with TAL Beijing in a form and substance acceptable to Tiger, pursuant to which, the nominee shareholders of the VIEs were required to authorize TAL Beijing to exercise their rights as nominee shareholders of the VIEs.  These same substantive powers of attorney which Tiger and KTB negotiated for the benefit of themselves continue to be in effect for the benefit of the Company’s current ADS holders.  As can be seen from this and other examples of the Company’s pre-IPO investors requiring, as a condition to their investment, that various VIE agreements be executed prior to closing of the investment, it is clear that the pre-IPO investors regarded the VIE agreements as substantive; it could be said that, but for the fact that the VIE agreements are substantive, the pre-IPO investors would not have made their pre-IPO investment in the Company at all.  When establishing the VIE structure and further refining the terms of the VIE agreements from time to time, the parties to the VIE agreements intended to enter into, and understood that they were in fact entering into, substantive, valid and enforceable agreements which enabled the off-shore company (i.e., TAL Education Group) to exercise effective control over, and derive substantially all of the benefits from, the onshore VIEs.

61.                               Over the years, the Company has taken steps to further refine the VIE agreements. The following is a summary of such refinements:

(a)                                 In June 2010, TAL Beijing, and the VIEs entered into a new Exclusive Business Cooperation Agreement, which supersedes all agreements among the parties with respect to subject matters thereof.  Compared to the previous agreements among these parties, the Exclusive Business Cooperation Agreement provides a wider range of services that the VIEs cannot accept from third parties without the prior consent of TAL Beijing.  Also, unlike the previous agreements, the Exclusive Business Cooperation Agreement will not expire unless terminated pursuant to a mutual agreement of the parties.  At the same time, the Equity Pledge Agreement was also revised accordingly to reflect the Exclusive Business Cooperation Agreement.

(b)                                 Prior to the Company’s IPO, all of the nominee shareholders of the VIEs executed a letter of undertaking to covenant with and undertake to TAL Beijing that, if, as the respective nominee shareholders of the VIEs, such shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation from the VIEs, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefor.

(c)                                  In June 2012, the spouse of each shareholder of the VIEs entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the equity pledge agreement, the call option agreement and the irrevocable powers of attorney. Each such spouse further agreed that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

62.                               In this regard, Tian Yuan Law Firm, the Company’s PRC counsel, has opined in both the Company’s IPO prospectus and the Company’s annual report on Form 20-F that, although there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, in the opinion of Tian Yuan Law Firm, the ownership structures of the wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations, and the contractual arrangements among the Company’s wholly owned subsidiaries in China, the Affiliated Entities and/or the nominee shareholders of the VIEs are valid, binding and enforceable under, and not resulting in any violation of, PRC laws or regulations currently in effect.  Since the execution of the VIE agreements, all parties thereto, TAL Beijing, the Affiliated Entities, and nominee shareholders of the VIEs, have been in full compliance with the provisions of such agreements and have diligently performed their respective obligations as provided therein, including payment of service fees charged by TAL Beijing, and registration of the equity pledge with the local SAIC branch. To date, there has been no violation by any party of its obligations under the VIE agreements.

HISTORICAL ACCOUNTING ANALYSIS

63.                               The Company’s VIE structure was established in February 2009.  The Company adopted ASC 810-10 as amended, on March 1, 2010.  Accounting Analysis I is the Company’s consolidation analysis and is applicable for all periods since the Company’s IPO through November 23, 2011, the date in which Mr. Bangxin Zhang obtained a majority of the Company’s voting power.  The Company is not seeking formal consultation with the OCA Staff on the Company’s accounting conclusion reached in Accounting Analysis I.  It is included in this submission to provide the background and context for Accounting Analysis II, which is the Company’s consolidation analysis for all periods subsequent to November 23, 2011.  The Company is seeking to confirm that the OCA Staff would not object to the conclusions reached in Accounting Analysis II.  This response herein will be the basis for the Company’s response to the DCF Staff’s comment numbers 18, 21, and 22 from the letter dated February 28, 2013.

ACCOUNTING ANALYSIS I — CONSOLIDATION ANALYSIS FOR PERIOD FROM COMPANY’S IPO THROUGH NOVEMBER 2011

Consolidation of the Schools

64.                               The Company’s response to the DCF Staff’s comment No. 9 dated April 15, 2013 included a brief accounting analysis that supports the Company’s ultimate consolidation of its Schools.  The Company has concluded that the Schools do not qualify for any of the scope exceptions contained in ASC 810-10-15-12 or ASC 810-10-15-17, and that the Schools are variable interest entities within the scope of the Variable Interest Entities subsections of ASC 810-10 pursuant to the condition in ASC 810-10-15-14(a).  That is, while the sponsorship interests that the VIEs hold in the Schools could be considered the substantive equivalent of an equity interest, the Company concluded that such sponsorship interests do not meet the definition of equity investment at risk as defined in ASC 810-10-15-14(a).  As discussed further below, the conclusion that the Schools are subject to the Variable Interest Entities subsections of ASC 810 is not determinative to the Company’s overall conclusion that the Schools should be included within the Company’s consolidated financial statements, as the Company believes such would also be the case if the schools were determined to be voting interest entities and therefore evaluated pursuant to the voting interest model of ASC 810.

65.                               As noted in paragraph 19, the sponsorship interests give the sponsors of the Schools the power to control the Schools and rights to receive the benefits of the Schools.  Accordingly, not considering any other contractual arrangements the Schools may have with any other parties, the Company believes that the VIEs would appropriately consolidate the Schools under either the variable interest or voting interest entity consolidation models.

66.                               However, the Company also acknowledges that the Exclusive Business Cooperation Agreement that the Schools have entered into with TAL Beijing are designed to provide TAL Beijing and its designated affiliates with the right to receive benefits that could potentially be significant to the Schools.  While the VIE agreements do not impact the fact that the VIEs have in form (i.e. subject to the oversight of the Company, through TAL Beijing, as the primary beneficiary of the VIEs) retained the power to direct the activities of the Schools, depending upon the level of fees charged by TAL Beijing to the Schools, it is possible that the exposure to variability retained by the sponsorship interests would be significantly diminished (and might be limited to downside risk (i.e. risk of loss of initial investment only).  While this factor does not negate the fact that the VIEs would still appear to meet the definition of a primary beneficiary in ASC 810-10-25-38A, given the fact that the VIEs and TAL Beijing are both related parties of the Company, the Company considered the guidance in ASC 810-10-25-44 to determine which party is most closely associated with the Schools.  Having considered the guidance in ASC 810-10-25-44, the Company ultimately concluded that the Company, through TAL Beijing, is the reporting entity that is most closely associated with, and therefore should consolidate the Schools under the VIE model.

67.                               While, depending upon one’s interpretation of ASC 810, two potential paths to consolidation (i.e. through the VIEs or TAL Beijing) of the Schools may exist, given the fact that the Company has concluded in paragraphs 88 through 89 below that it appropriately consolidates both the VIEs and TAL Beijing, the Company has concluded that from a consolidated financial reporting perspective the path of consolidation will not impact the Company’s financial statements as the Company believes that it has appropriately consolidated the VIEs and TAL Beijing under U.S. GAAP.

Consolidation of the VIEs

Consideration regarding Appropriate Consolidation Model:

Application of scope exceptions

68.                               PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China.  None of the Company’s offshore holding companies is an educational institution or provides education services.  In contemplation of the Company’s pre-IPO financings and in order for the Company to comply with PRC laws and regulations to operate the group’s business, the Company initiated a reorganization whereby the Company, through TAL Beijing, entered into a series of contractual agreements with the VIEs, both companies that meet the definition of a business as defined by ASC 810-10-15-17(d), and their respective shareholders, whereby all of the VIEs’ activities were being conducted on behalf of the Company.  Accordingly, the VIEs did not meet any of the scope exceptions noted in ASC 810-10-15 (specifically ASC 810-10-15-12 or 810-10-15-17).

What are the variable interests? (paragraphs 21 through 26 of ASC 810-10-25)

69.                               The VIEs are subject to the operating risks as discussed in the “Risk Factors Related to Our Business” section of the Company’s Form 20-F.  While the Company currently does not hold a direct equity ownership interest in the VIEs, it was the Company’s intention to reorganize the corporate structure so that the VIEs would operate the Company’s PRC business, and the Company would receive the economic benefits of the VIEs through the service fees paid to TAL Beijing, which the VIEs are contractually obligated to pay pursuant to the Exclusive Business Cooperation Agreement.

70.                               The service fees absorb variability because they are calculated as a percentage of the VIEs’ total revenues.  TAL Beijing and the VIEs do not have agreements with terms similar to the Exclusive Business Cooperation Agreement with any other third parties.  The amount of service fees paid has been historically significant to the VIEs and it is anticipated that such service fees will continue to be significant, and thus will absorb a significant amount of variability throughout the life of the VIEs.

71.                               The Company believes that because TAL Beijing has the ability to control the VIEs (as further elaborated in paragraphs 79 through 86 below), TAL Beijing can determine the service fees in whatever amount it sees fit, regardless of whether the fees are deemed to be commensurate with the level of effort required (by TAL Beijing) to provide services. Therefore, the service fees would not meet the condition specified in ASC 810-10-55-37A, and thus the Exclusive Business Cooperation Agreement that gives rise to such fees would be considered a variable interest under the guidance applicable for evaluating fees paid to a counterparty.

72.                               The VIEs have no form of financing other than the contributed capital and their respective retained earnings. If financial support becomes necessary for the operation of the VIEs in the future, there are no terms in any agreements or any implicit arrangements that stipulate that either TAL Beijing or the nominee shareholders of the VIEs have the obligation to fund such losses.  However, if such losses were to occur and financial support was needed, the Company or TAL Beijing may, subject to statutory limits and restrictions, fund losses to the VIEs through additional loans to their shareholders or through entrustment loans with the VIEs.

73.                               Although ASC 810-10-55-22 identifies equity ownership interests in an entity as variable interests, because TAL Beijing has the ability to receive essentially all residual returns via the Exclusive Business Cooperation Agreement, and the nominee shareholders of the VIEs have no obligation to fund losses, if one were to conclude that the equity interests were variable interests, presumably they would not absorb much in the way of variability.

Do the VIEs meet the definition of a Variable Interest Entity? (ASC 810-10-15-14)

74.                               The Company evaluated the criteria in ASC 810-10-15-14 to determine whether the VIEs are variable interest entities.

75.                              The nominee shareholders do not have any equity investment at risk because the nominee shareholders’ equity ownership interests in the VIEs do not participate significantly in profits and losses of the VIEs.  Thus, the VIEs would be considered a variable interest entity according to ASC 810-10-15-14(a)(1).  For the purposes of this discussion, and consistent with interpretative guidance published by the large accounting firms, “profits and losses” is interpreted as the VIEs’ U.S. GAAP profits and losses, not their variability in returns.  The nominee shareholders of the VIEs do not have the right (obligation) to participate significantly in the VIEs’ U.S. GAAP profits (losses) because the contractual arrangements were designed to ensure that over the life of the VIEs, it will not be possible for the nominee shareholders to participate in any of the profits and losses.  This is evidenced by the fact that TAL Beijing has the power to extract the residual returns of the VIEs pursuant to the terms of the Exclusive Business Cooperation Agreement as further discussed in paragraph 61(b).

76.                               The VIEs could also be considered a variable interest entity because the nominee shareholders of the VIEs lack all the characteristics of a controlling financial interest set forth in ASC 810-10-15-14(b).  As noted in paragraphs 57 and 58, the nominee shareholders entered into an Irrevocable Powers of Attorney whereby they irrevocably appointed TAL Beijing as their attorney-in-fact to act and to vote on their behalf on all matters of the VIEs requiring shareholders’ approval.  Additionally, there are no implicit arrangements in place that stipulate that the nominee shareholders have the obligation to absorb the expected losses or the right to receive the expected residual returns of the VIEs.  Additionally, the rights granted to TAL Beijing pursuant to the Irrevocable Powers of Attorney, coupled with the restrictions on the transfer, sale or encumbrance of the shareholders’ interest pursuant to the Pledge Agreement and the Call Option Agreement, ensures that the nominee shareholders have no substantial exposure to the variability in the economic performance, and thus the expected losses or expected residual returns, of the VIEs.

77.                               In summary, by means of the VIEs’ structure and the related contractual arrangements, the Company has designed the VIEs so that (1) TAL Beijing’s contractual rights give TAL Beijing (and not the nominee shareholders of the VIEs) the ability through service fees to participate significantly in profits of the VIEs, (2) TAL Beijing has the ability to limit the rights of the VIEs’ nominee shareholders’ rights to receive the expected residual returns and (3) the nominee shareholders of the VIEs are not contractually (or through any implicit arrangement) obliged to absorb the expected losses of the VIEs.  Accordingly, as the VIEs have no equity investment at risk, and the equity ownership interests of the VIEs’ shareholders lack all the characteristics of a controlling financial interest, the VIEs are considered a variable interest entity pursuant to the criteria set forth in ASC 810-10-15-14a and 14b and are subject to consolidation pursuant to ASC 810-10-25-38 through 44.

Who is the primary beneficiary of the VIEs?

78.                               The Company then determined which entity was the primary beneficiary of the VIEs by analyzing ASC 810-10-25-38A.

Who has the power to direct the VIEs’ activities that most significantly impact their economic performance?

79.                               The following are the activities that most significantly impact the VIEs’ economic performance:

(a)                                 Content and product line development and management;

(b)                                 Schools principals and teachers recruitment, training and retention;

(c)                                  Geographic network and center utilization management and expansion;

(d)                                 Student recruitment and pricing; and

(e)                                  New business investment/development.

80.                               Legally and contractually, the Company, through TAL Beijing, has the power to direct the activities of the VIEs that most significantly impact their economic performance because the Irrevocable Powers of Attorney were designed to convey those rights to TAL Beijing.

81.                               The VIEs’ articles of association specify that its respective board of directors is responsible for making the decisions that impact the VIEs’ economic performance.  As noted in paragraph 43, based on the VIEs’ articles of association, their respective shareholders are responsible for electing and replacing the directors, and deciding on matters concerning the remuneration of the directors with a simple majority vote. As discussed in paragraph 45, the nominee shareholders of the VIEs have not made any important decision regarding the VIEs.  Rather, the nominee shareholders of the VIEs adopt shareholder resolutions at the direction of the Company in order to implement the resolutions adopted by the Company’s board of directors and to fulfill the instruction of the Executive Committee, which acts on behalf of the Company’s board of directors as per the authorization parameters granted to the Executive Committee by board resolution. Therefore, the ultimate decision-making authority concerning the activities that most significantly impact the economic performance of the VIEs resides with the Company, through TAL Beijing.

82.                               As described in paragraphs 57 and 58, by executing the Irrevocable Powers of Attorney with TAL Beijing, the nominee shareholders have agreed for TAL Beijing to be the shareholders’ attorney-in-fact to act and to vote on their behalf on all matters of the VIEs requiring shareholders’ approval.  As confirmed with the Company’s PRC counsel, the Powers of Attorney gives TAL Beijing the unilateral right to make decisions for the VIEs without any limitations.

83.                               Also, as described in paragraph 53, each of the VIEs’ nominee shareholders executed a Call Option Agreement pursuant to which TAL Beijing was given the contractual and irrevocable right to purchase, or designate another entity to purchase, part or all of the shareholders’ equity ownership interest in the VIEs.  As articulated in more detail in the immediately following paragraphs, the Company also considered whether TAL Beijing’s ability to designate another PRC legal person to purchase and hold the equity ownership interest on its behalf represents a substantive, currently exercisable kick-out right.

84.                               The Company utilized the framework provided in ASC 810-10-55-35, although amended by ASU2009-17, by analogy to analyze the terms of the Call Option Agreement and assess whether the terms of the Call Option Agreement are substantive:

(a)                                 The decision maker can be removed by the vote of a simple majority of the voting interests held by parties other than the decision maker and the decision maker’s related parties

Based on the Company’s governance provisions and through the Company’s control of TAL Beijing, TAL Beijing’s decision to exercise its rights under the Call Option Agreements to replace a nominee shareholder is under the authority of the Company’s board.  Prior to submission to the board for approval, the Audit Committee must authorize the exercise of the Company’s rights as described in paragraphs 26 and 27. As noted in paragraph 25, the Audit Committee is comprised of the independent directors of the Company’s board of directors; none of the founders are members of the Audit Committee and thus passing a resolution to execute TAL Beijing’s rights under the Call Option Agreement to remove or replace any of the VIEs’ shareholders is not subject to the votes of any of the VIEs’ nominee shareholders, namely the founders.

For the reasons above, and for the discussion that follows, the Company believes that the decision to exercise TAL Beijing’s right under the Call Option Agreement is ultimately held by a single reporting entity (i.e. the Company through its control of TAL Beijing), as required by ASC 810-10-25-38C. In reaching this conclusion, the Company considered the attributes of the Company, including TAL Beijing that entered into contractual arrangements with the VIEs, and believes that the Company represents a voting interest entity.  This is due to the fact that the Company:

1.                                      has sufficient equity investment at risk as defined in ASC 810-10-15-14a;

2.                                      has holders of the Company’s equity investment at risk, that as a group, possess the three characteristics of a controlling financial interest as defined in ASC 810-10-15-14b, via: (1) shareholders’ voting rights and ability to appoint (remove) the Company’s directors, (2) shareholders’ obligation to absorb expected losses, and (3) shareholders’ right to receive the residual returns of the Company; and

3.                                      there are no individual investors (including related parties) on behalf of whom substantially all of the Company’s activities are conducted.

The Company has determined that:

(i)                                     The provisions of the Call Option Agreement provide the Company (via TAL Beijing), as opposed to any shareholders of the Company, with the right to exercise TAL Beijing’s rights under the Call Option Agreement.

(ii)                                  Exercise of the Call Option Agreement would require the approval by the Audit Committee before being submitted to the Company’s board for its approval, as it is deemed a material related party transaction of the Company. That approval does not mean that a particular right is held by the Audit Committee as opposed to the Company’s board. In other words, Audit Committee approval does not shift attribution of a particular right from the Company’s board to the Audit Committee.

(iii)                               A resolution (approval) by the Audit Committee does not depend upon the cooperation of Mr. Bangxin Zhang or any other nominee shareholder. Neither does a resolution of the board of the Company up to November 2011.

(iv)                              The Company itself is a voting interest entity, in part due to the governance provisions of the Company that provide its shareholders with voting rights, including rights to vote on the appointment (dismissal) of directors of the Audit Committee.

(v)                                 The shareholders that control the Company through their Class B shares have a significant economic incentive in the Company’s success.  Further, no single Class B shareholder holds enough shares to prevent the Company’s board of directors from executing the Call Option Agreement; rather it would take two Class B shareholders to do so and as discussed in paragraph 42, obtaining the cooperation of at least two Class B shareholders is not ensured due to the fact that no voting agreements are in place between or amongst the Class B shareholders.

The Company therefore concludes that the decision to exercise TAL Beijing’s rights under the Option Agreement should be considered a right held by a single reporting entity. The Company recognizes that at the time of the adoption of ASC 810 as amended, the OCA Staff expressed its concern that some had asserted that a non-substantive shell company that possessed the “unilateral” ability to remove a decision maker could overcome the presumption that the decision maker was the primary beneficiary of a VIE, even if the shell company then had its own board of directors that would be empowered to exercise such right via a majority vote. That fact pattern seems to be dealing with a potential abuse, which is that a kick-out right requiring the approval of multiple parties could be made to appear to be a right held by one party through the introduction of a non-substantive shell company. The Company believes that there is a substantive difference between a shell company being established and provided with a “unilateral” kick out right as a structuring mechanism to avoid consolidation, versus a substantive operating company that is provided with a unilateral kick out right to protect its economic interests, and consistent with typical corporate governance provision, the operating Company’s board rather than its management has the authority to take the action given the significance of such action on the Company’s economic performance.

(b)                                 The parties holding the kick-out rights have the ability to exercise those rights if they choose to do so; that is, there are no significant barriers to the exercise of the rights. Barriers include, but are not limited to, the following:

(i)                                    Kick-out rights subject to conditions that make it unlikely they will be exercisable, for example, conditions that narrowly limit the timing of the exercise

As confirmed by the Company’s PRC counsel, pursuant to the terms of the Call Option Agreement, the kick-out rights cannot be unilaterally revoked by a nominee shareholder and TAL Beijing can unilaterally exercise its rights at any time under any circumstance, and for any reason it deems fit.  Provided the fact that nominee shareholders of the VIEs, in their roles strictly as nominee shareholders of the VIEs, are not involved in the operations of the VIEs, there are no conditions that would make it unlikely for TAL Beijing to exercise its rights under the Call Option Agreement.

(ii)                                Financial penalties or operational barriers associated with replacing the decision maker that would act as a significant disincentive for removal

As confirmed by the Company’s PRC counsel, according to relevant PRC laws, TAL Beijing has the current ability to exercise the Call Option Agreement. There are no operational barriers or financial penalties that would act as a significant disincentive for TAL Beijing to exercise its rights under the Call Option Agreement. The exercise price is contractually required to be equal to the registered capital of the VIEs or the lowest price allowed under PRC law. If TAL Beijing was to exercise the option, an exercise price of nil may be currently permissible under PRC law, which has been confirmed with our PRC counsel, and hence the price to be paid does not represent a financial penalty or barrier. Additionally, there are no significant liabilities (i.e. tax or requirement to fund losses) that would represent a disincentive to someone agreeing to be a nominee shareholder.

(iii)                            The absence of an adequate number of qualified replacement decision makers or inadequate compensation to attract a qualified replacement

As confirmed by the Company’s PRC counsel, other than being a PRC entity (citizen, registered company excluding foreign invested companies, or otherwise), there are no barriers to being a nominee shareholder of the VIEs; TAL Beijing can simply identify PRC entity candidates for future shareholders (in the event it was ever necessary).  A shareholder of the VIEs does not need any professional experience as all nominee shareholders are required to execute an Irrevocable Powers of Attorney and give all the rights and responsibilities of being a nominee shareholder of the VIEs to TAL Beijing.  If there was ever a need to exercise the Call Option Agreement, there will be no difficulties finding a suitable replacement to be a shareholder of the VIEs.

(iv)                              The absence of an explicit, reasonable mechanism in the contractual arrangement, or in the applicable laws or regulations, by which the parties holding the rights can call for and conduct a vote to exercise those rights

As confirmed by the Company’s PRC counsel, transferring the equity ownership interest from one PRC person to another PRC person, provided such PRC person is not a foreign invested company, requires executing a share transfer agreement and registering such transfer with the local SAIC branch, such registration is considered perfunctory and no governmental approval is required by the local SAIC branch to effect a transfer.  In order to effect such a transfer, TAL Beijing need only exercise its rights under the Call Option Agreement and register such transfer with the local SAIC branch.

(v)                                  The inability of parties holding the rights to obtain the information necessary to exercise them.

No information is required to exercise the Call Option Agreement.  As confirmed by the Company’s PRC counsel, transferring the equity ownership interest from one PRC person, provided such PRC person is not a foreign invested company, to another PRC person requires executing a share transfer agreement and registering such transfer with the local SAIC branch.

85.                               Based on the analysis above, the Company has concluded that there are no barriers to exercise TAL Beijing’s rights pursuant to the terms of the Call Option Agreement to replace an existing nominee shareholder of the VIEs, and thus TAL Beijing has a substantive kick-out right over those shareholders, which currently include Mr. Bangxin Zhang and other shareholders of the Company.

86.                               Accordingly, based on the contractual rights of TAL Beijing, which are all legally binding and enforceable, the Company, through TAL Beijing, has the power to direct the activities of the VIEs that most significantly impact their economic performance.

Who has the obligation to absorb the VIEs’ losses or the right to receive the VIEs’ benefits that could be potentially significant to the VIEs?

87.                              As discussed in paragraphs 69 through 73, TAL Beijing has a variable interest in the VIEs because TAL Beijing has the right to charge fees pursuant to the terms of the Exclusive Business Cooperation Agreement, equal to whatever amount it deems fit.

Who is the primary beneficiary of the VIEs?

88.                               All the relevant facts and circumstances indicate that the Company, through TAL Beijing, (and not the nominee shareholders of the VIEs) has the characteristics of the primary beneficiary, as defined by ASC 810-10-25-38A, and should therefore consolidate the VIEs.

89.                               As discussed in paragraph 38, TAL Beijing is a consolidated subsidiary of the Company.  Accordingly, the rights of TAL Beijing to control the VIEs and the rights to receive the benefits from the VIEs effectively accrue to the Company.  Following the chain of consolidation, the VIEs will ultimately be consolidated by the Company.

The foregoing was provided as background for the Staff to understand the context of Accounting Analysis II.  The Company would like to confirm that the Staff will not object to the Company’s conclusions regarding the following:

In the period beginning on November 23, 2011, the date Mr. Bangxin Zhang became a shareholder with the majority of the Company’s voting power, is it appropriate for the Company to continue consolidating the VIEs?

ACCOUNTING ANALYSIS II — CONSOLIDATION ANALYSIS FOR PERIODS BEGINNING NOVEMBER 23, 2011

90.                               From the date of the Company’s IPO and through November 23, 2011, no individual shareholder held a majority of the Company’s voting power.  However, as noted in paragraph 10, Mr. Bangxin Zhang held the majority of the Company’s voting power beginning on November 23, 2011 and through the date of this submission.  Based on the Company’s governance provisions, as discussed in paragraphs 21 through 37, Mr. Bangxin Zhang, through his voting interests, has the authority to unilaterally appoint or remove a director from the Company’s board of directors, subject to the major limitations discussed in paragraphs 49(a) to 49(e).

91.                               For all intents and purposes, unless otherwise noted, the accounting analysis in paragraphs 78 through 89 is also valid for all periods subsequent to November 23, 2011, and as such, the analysis will not be repeated under Accounting Analysis II.  ASC 810-10 requires a reporting entity to perform subsequent ongoing assessments of whether it is the primary beneficiary of a variable interest entity throughout the entire period during which the reporting entity is involved with a variable interest entity.  Accounting Analysis II will offer three views and three accounting conclusions.  At the conclusion section, the Company will discuss changes that it is currently contemplating making to its governance structure. These changes are intended to ensure that the interests of the Company (with regards to the Affiliated Entities) and the Company’s investors (with regards to their equity interest in the Company) are adequately protected.

View A — The change in Mr. Zhang’s voting power has no effect on the accounting conclusion.  In substance and in form, the pre-IPO shareholders’ conversion from Class B to Class A common shares, which resulted in Mr. Bangxin Zhang’s holding a majority of the Company’s voting power, did not change the economic substance or the design of the VIE arrangements, and the Company, through TAL Beijing, remains the primary beneficiary of the VIEs as analyzed in paragraphs 68-89.

92.                               Proponents of View A acknowledge that Mr. Bangxin Zhang has passively obtained control over the Company but believe the chain of consolidation should not be ignored.  That is, while Mr. Bangxin Zhang has become the controlling shareholder, he has clearly established the Company and TAL Beijing as the “control path,” rather than directly into the VIEs.  Hence, non-consolidation of the VIEs would be inconsistent with how the existing control structure works.  More specifically, the Company points to the following facts:

93.                               As noted in paragraph 10, Mr. Bangxin Zhang came to hold a majority of the Company’s voting power through no direct actions of his own or by any action of the Company.  Subsequent to the date upon on which he came to be the controlling shareholder, there has been no change in the explicit or implicit design or operation of the entities in question or the contractual arrangements between TAL Beijing and the Affiliated Entities and the nominee shareholders of the VIEs.

94.                               From June 2011 and through the date of this submission, there have been no changes in the composition of the Company’s board of directors.  Ms. Jane Jie Sun was appointed as an independent director in October 2010 upon the Company’s IPO.  Both Mr. Tong Chen and Mr. Wei Wang were appointed as independent directors in June 2011, prior to Mr. Bangxin Zhang holding a majority of the Company’s voting power.  Mr. Bangxin Zhang remains as the chairman of the Company’s board.  Additionally, there have been no changes in the governance provisions of any of the entities (as discussed in paragraphs 21 through 49), particularly how the Company’s board of directors controls and operates and executes its responsibilities over each of these entities.

95.                               Although, as a shareholder who holds more than 50% of the Company’s voting power, Mr. Bangxin Zhang has the power to appoint or remove directors, his power is subject to the following three major limitations:

(a)                                 As advised by the Company’s Cayman Islands counsel, any director, regardless of how he or she is appointed, owes a fiduciary duty to the Company, not to any particular shareholder.  The director is required by law to act in the best interest of the Company.

(b)                                 As long as the Company remains to be a NYSE-listed company, the Company must have an Audit Committee consisting of independent directors.  The decision to exercise or amend TAL Beijing’s rights under the Call Option Agreement would be considered related party transactions and would be subject to the approval of the Company’s Audit Committee.

(c)                                  To appoint or remove a director through an ordinary resolution of shareholders during an AGM or EGM, proper notices will have to be provided to all shareholders of record and any of such notices and any materials provided to the shareholders in connection with meetings must be filed on Form 6-K with the SEC. If Mr. Bangxin Zhang’s motive of replacing directors is to advance his personal interests, the public disclosure of such shareholders’ proposal will likely have a material adverse impact on the Company’s share price and significantly hurt his personal interests, as Mr. Bangxin Zhang beneficially owns 38.1% of the Company’s shares, and thus this required disclosure may serve as a significant deterrent that would act as a barrier to Mr. Bangxin Zhang from reconfiguring the composition of the Company’s board of directors.

96.                               From a legal and stand-alone financial reporting perspective, TAL Beijing has control over the VIEs.  By virtue of the Company’s 100% ownership of TAL Beijing’s equity ownership interest and the irrevocable powers of attorney granted to TAL Beijing by the VIEs’ nominee shareholders, the Company would therefore have control over the VIEs.  The Company consolidating the VIEs entities would respect the chain of consolidation.

97.                               Proponents of View A would conclude that Mr. Bangxin Zhang’s beneficially holding a majority of the Company’s voting power does not change the conclusion that the Company, through TAL Beijing, is the primary beneficiary of the VIEs and the Company’s consolidation of the VIEs as variable interest entities continues to be appropriate.  Proponents of View A would conclude that by consolidating the VIEs, the Company is appropriately reflecting the legal form of the agreements as well as the economic substance of the arrangement (the “path” through which both control and economics flow pursuant to existing contracts).

View B — Following Mr. Bangxin Zhang’s obtaining a majority voting power in the Company, both the Company and Mr. Bangxin Zhang have variable interests in the VIEs and the aggregate variable interests held by both parties would, if held by a single party, identify that party as a primary beneficiary. However, Mr. Bangxin Zhang’s majority voting power in the Company makes it difficult to ascertain whether the power to direct the activities of the VIEs resides with Mr. Bangxin Zhang or the Company (via TAL Beijing); accordingly, evaluation of the guidance in ASC 810-10-25-44 is required.  Pursuant to that guidance, the Company, through TAL Beijing, would be considered the primary beneficiary of the VIEs because it is most closely associated with them.

98.                               The Company has been exercising its rights under the Irrevocable Powers of Attorney through TAL Beijing since the inception of the Company’s variable interest entity structure.  This has allowed the Company to ensure that the management of the Company’s business, and more specifically the decision-making power regarding the activities that most significantly impact the economic performance of the Affiliated Entities, rest with the Executive Committee, and ultimately the Company’s board of directors.  As noted in View A, the Company, through its Executive Committee and ultimately its board of directors has, in substance and in form, substantively controlled TAL Beijing and the VIEs.

99.                               However, proponents of View B believe that Mr. Bangxin Zhang’s holding a majority of the Company’s voting power may make it difficult to ascertain whether the power to direct the activities of the VIEs resides with Mr. Bangxin Zhang, as a nominee shareholder, or the Company.  Accordingly, when applying the terms of the Call Option Agreement to the guidance in ASC 810-10-55-35(a), as noted in View C, one may arrive at the conclusion that the Company’s rights under the Call Option Agreement do not represent a substantive kick-out right over Mr. Bangxin Zhang.  Similarly, proponents of View B believe that the Irrevocable Powers of Attorney may not effectively transfer power from the nominee shareholders to the Company because the decision to exercise the Company’s rights under such Irrevocable Powers of Attorney would require the consent of Mr. Bangxin Zhang.  Consequently, upon Mr. Bangxin Zhang becoming the holder of the Company’s majority voting power, proponents of View B would reassess whether the Company, through TAL Beijing, would still be considered the primary beneficiary of the VIEs.

100.                        As the transfer of economics and power from the VIEs to the Company is contingent on the VIE arrangements being substantive and enforceable, if one were to call these arrangements into question, depending upon your point of view, one might assume that the variable interests held by the nominee shareholders or those held by the Company each have the potential to possess the power to direct the activities and the right to receive benefits of the VIEs.

101.                        Given this uncertainty and recognizing that as the chairman of the board, executive officer and principal beneficiary shareholder of the Company, Mr. Bangxin Zhang would be considered a de facto principal (as defined by ASC 810-10-25-43c) and a related party (as defined by ASC 850) of the Company, proponents of View B would assume that no individual within the related party group comprised of Mr. Bangxin Zhang and the Company would possess both of the characteristics of a primary beneficiary articulated in ASC 810-10-25-38a, but that as a related party group, the Company (via TAL Beijing) and Mr. Bangxin Zhang would possess such characteristics.

Therefore, under this View, the Company applied the guidance in ASC 810-10-25-44.  In applying this guidance, the Company concluded that the Company, via its consolidated subsidiary TAL Beijing, is the party that is most closely associated with the VIEs pursuant to ASC 810-10-25-44 because of the following:

Within this related party group, after considering all the relevant facts and circumstances, the Company, which is the reporting entity, through TAL Beijing is the party that is most closely associated with the VIEs pursuant to ASC 810-10-25-44 because of the following:

(a)                                 The existence of a principal-agency relationship between parties within the related party group

Mr. Bangxin Zhang, as the holder of a 38.1% equity interest and a controlling voting interest would be considered the principal under this indicator when evaluating the related party group comprised of Mr. Bangxin Zhang and the Company.  Accordingly, this indicator points to Mr. Bangxin Zhang.

(b)                                 The relationship and significance of the activities of the VIE to the various parties within the related party group

The Company’s board of directors has been responsible for making the decisions surrounding the activities that most significantly affect the VIEs’ economic performance.  Furthermore, the service fees paid by the VIEs to TAL Beijing pursuant to the terms of the Exclusive Business Cooperation Agreement represent significant intercompany transactions between TAL Beijing and the VIEs.  By contrast, the nominee shareholders, in their capacity as the shareholders of the VIEs, are not involved in the decision making processes related to these activities, nor do they provide any services to the VIEs.  While it is true that Mr. Bangxin Zhang can influence the activities of the VIEs in his role as the CEO of the Company, he (like any other officer of the Company) has only such powers and duties as the board may determine, must comply with any directions given by the board, and may be removed by the board.  Also, TAL Beijing is engaged in the business of providing intellectual property licensing, technical and business support services to the Schools whereas the nominee shareholders are individuals.  Accordingly, the Company believes that this indicator would point towards the Company, through TAL Beijing, as being the most closely associated with the VIEs.

(c)                                  A party’s exposure to the variability associated with the anticipated economic performance of the VIE

As discussed in paragraphs 69 through 73, TAL Beijing is the most significant variable interest holder as the service fees paid pursuant to the terms of the Exclusive Business Cooperation Agreement are the most significant variable interests identified.  There are no explicit terms in any agreement nor are there any implicit arrangements that oblige any party (i.e. nominee shareholders of the VIEs or TAL Beijing) to provide financial support to the VIEs shall it become necessary.  However, if losses were to occur and financial support was needed, the Company or TAL Beijing may, subject to statutory limits and restrictions, fund losses to the VIEs through additional loans to their shareholders or through entrustment loans with the VIEs.  The Company, through TAL Beijing, considered whether Mr. Bangxin Zhang has the potential to frustrate the operations of the VIE arrangements and therefore prevent the Company from absorbing its requisite variability under the VIE agreements.  While this is theoretically possible, the Company observes that Mr. Bangxin Zhang, as a 38.1% equity interest holder in the Company, stands to benefit economically (through potential appreciation in his equity interests and the liquidity provided by the Company’s NYSE listing) from the continued operation of these VIE Arrangements.  Furthermore, in all periods during which Mr. Bangxin Zhang has had a controlling voting interest in the Company (and for all periods since the IPO), the majority of the economic performance of the VIEs have continued to be absorbed by the Company, through the contractual arrangements between the VIEs and TAL Beijing. That is, there have been no changes in the operation of the VIE Arrangements.  Accordingly, the Company believes that this indicator would point towards the Company, through TAL Beijing, as being the most closely associated with the VIEs.

(d)                                 The design of the VIE

As discussed in paragraph 9, the Company’s business structure was reorganized in conjunction with financing from private equity investors.  The private equity investors only invested in the Company because they understood that the nominee shareholders were entering into legally enforceable agreements that would enable the parties other than the nominee shareholders themselves (i.e. the Company via TAL Beijing) to exercise effective control over, and derive substantially all of the economic benefits from, the VIEs.  The Company evaluated the founders’ voting interest, see paragraph 84, and whether such voting interest calls into question the substance of the VIE arrangements.  However, the design of the VIE, the actual day to day operations of the VIE and the governance mechanisms have not changed.  Accordingly, the Company believes that this indicator would point towards the Company, through TAL Beijing, being the most closely associated with the VIEs.

102.                        Based upon the analysis above, proponents of View B would also conclude that the Company, through TAL Beijing, is the primary beneficiary of the VIEs.

View C — The majority voting power held by Mr. Bangxin Zhang allows him to frustrate the Company’s ability to enforce or exercise TAL Beijing’s rights under the VIE agreements, such as the Irrevocable Powers of Attorney and the Call Option Agreement.  Accordingly, the terms of such VIE agreements would not be considered substantive under the VIE consolidation model, and the Company, through TAL Beijing, would not be considered the primary beneficiary of the VIEs.

103.                        ASC 810-10-15-13A states, “Only substantive terms, transactions, and arrangements, whether contractual or non-contractual, shall be considered.  Any term, transaction, or arrangement shall be disregarded when applying the provisions of the Variable Interest Entities Subsections if the term, transaction, or arrangement does not have a substantive effect on…a legal entity’s status as a VIE…[or] a reporting entity’s power over a VIE...”  The purpose of the contractual arrangements entered into by TAL Beijing, VIEs and their shareholders were to provide TAL Beijing, and ultimately the Company, the control over the VIEs and the right to receive substantially all of the economic benefits of the VIEs.

104.                        However, considering Mr. Bangxin Zhang holds the majority of the voting rights of the Company and the VIEs, proponents of View C would perform the following analysis to determine whether any terms of the contractual arrangements are not substantive.  As noted in paragraphs 50 through 62, each of the VIEs’ shareholders executed a Call Option Agreement, pursuant to which TAL Beijing was given the contractual and irrevocable right to purchase, or designate another legal person to purchase, part or all of the shareholders’ equity interest in the VIEs.  As articulated in more detail in the immediately following paragraphs, the proponents of View C would consider whether TAL Beijing’s rights under the Call Option Agreement continue to represent a substantive and exercisable kick-out right in the periods subsequent to Mr. Bangxin Zhang’s voting interest exceeding 50%.

105.                        ASC810-10 as amended removed the guidance in the variable interest entity model in ASC 810 on determining whether kick-out rights are substantive.  The rights would generally be considered substantive if there are no significant barriers to the exercise of the rights.  Although superseded by ASC 2009-17, the Company analyzed the terms of the Call Option Agreement using the factors previously discussed in ASC 810-10-55-35(a) by analogy to assess whether the terms of the Call Option Agreement are substantive:

a.                                      The decision maker can be removed by the vote of a simple majority of the voting interests held by parties other than the decision maker and the decision maker’s related parties.

Based on the Company’s governance provisions and through the Company’s control of TAL Beijing, TAL Beijing’s decision to exercise its rights under the Call Option Agreements to replace a nominee shareholder is under the authority of the Company’s board of directors.  Furthermore, as it would be a material related party transaction, it thus requires the approval of the Audit Committee before being submitted to the Company’s board of directors for approval.  As noted in paragraph 30-34, Mr. Bangxin Zhang’s 62.9% voting power in the Company gives him the ability to appoint and dismiss members of the Audit Committee.  If the members of the Audit Committee were to act in the interest of Mr. Bangxin Zhang in spite of their independency and could not discharge their fiduciary duties to the Company in spite of their legal obligations, it will be difficult for the Company to remove Mr. Bangxin Zhang over his objection as the controlling shareholder.

106.                        After the analysis above, proponents of View C emphasize the fact that Mr. Bangxin Zhang has held the majority of the voting power in the Company since November 23, 2011 and thus can remove and replace the Company’s directors.  When Mr. Bangxin Zhang retained the majority of the Company’s voting power, the existing independent directors and Audit Committee members could be prevented from discharging their fiduciary duties to the Company and acting in the best interest of the Company.  For this reason, proponents of View C posit that the terms of the contractual arrangements are, from an accounting perspective, not considered to be substantive.

107.                        As a result of the change in Mr. Bangxin Zhang’s voting power, proponents of View C believe that the Company has lost the power to direct the activities of the VIEs and such power has been obtained by Mr. Bangxin Zhang in his role as nominee shareholder of the VIEs and holder of a majority voting power in the Company.  Furthermore, proponents of View C believe that because Mr. Bangxin Zhang has a majority equity interest in the VIEs, and the constraints held by the Company over the nominee shareholders of the VIEs are no longer substantive, Mr. Bangxin Zhang also possesses the right to receive benefits and the obligation to absorb losses of the VIEs that could potentially be significant to them.  Accordingly, proponents of View C would argue that the Company, through TAL Beijing, would have to deconsolidate the VIEs beginning in November 23, 2011.  Applying the guidance on the loss of a controlling financial interest, ASC 810-10-40-5, the Company, through TAL Beijing, would record a loss equal to the difference in the carrying amount of the VIEs and the proceeds received, which is zero.

Conclusion:

108.                        Prior to November 23, 2011, the Company has historically consolidated the VIEs for the reasons articulated in Accounting Analysis I.  For the periods subsequent to November 23, 2011, the Company has consolidated the VIEs for the reasons articulated in View A.  However, upon receipt of the Staff’s comment letter it re-evaluated its previous conclusion.  The Company believes consolidation for the periods subsequent to November 23, 2011 remains appropriate for the reasons set forth in View A and/or View B.

109.                        The Company considered View C, for the periods subsequent to November 23, 2011 but ultimately rejected it.  The Company rejected View C because the increase in majority voting interest of Mr. Bangxin Zhang occurred through actions neither on his part nor on the Company’s part.  View C would essentially require the restatement of prior period financial statements to deconsolidate the VIEs merely as a result of normal share transfers among shareholders to which neither the Company nor Mr. Zhang has any influence, and then followed by the reconsolidation of the VIEs in the period of a governance change.  Given the fact that the actual operations of the Company, the Company’s governance of the VIEs activities, and the Company’s actual participation in the economic performance of the VIEs did not change in any period subsequent to the Company’s IPO, the Company believes that such accounting would not provide investors with meaningful information.

110.                        The Company is considering changes, through the execution of an irrevocable letter of undertaking, which would prevent Mr. Bangxin Zhang from having the ability through his majority voting interest to appoint and dismiss directors and therefore limit the Company’s ability to enforce its rights under the VIE agreements, i.e. with the letter of undertaking in place the rights under the Call Option Agreement would clearly represent a substantive kick-out right over the nominee shareholders.  Recognizing that changes to the Company’s governance structure may impact the Staff’s views on the Company’s accounting, the Company does not wish to make any changes until it has completed this consultation process.  However, the Company observes that the changes currently being contemplated by the Company would also further support the Company’s current basis for its accounting conclusion, which is articulated in View B.

111.                        Accordingly, the Company would like to confirm that the Staff will not object to the continued application of View B with no change to its previously issued financial statements subject to the execution of the change discussed above being made prior to the filing of its FY 2013 Form 20-F.

112.                        The Company has discussed the above with its Audit Committee, which agrees with the views stated herein.

113.                        The Company has discussed the above with their independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”).  Deloitte agrees with the application of the accounting position articulated in Accounting Analysis I for the period prior to Mr. Bangxin Zhang obtaining control and

Deloitte also agrees with the Company’s accounting for the periods subsequent to November 23, 2011 noting that:

(a)                                 View B is an acceptable read of the literature and also is consistent with the actual operations of the entity since Mr. Bangxin Zhang obtained control.

(b)                                 Although Deloitte understands the concerns expressed by proponents of View C, Deloitte observes that View A is consistent with the actual means by which the Company’s governance structure has operated in the periods subsequent to November 23, 2011.

(c)                                  The governance change being contemplated by the Company confirms, for the avoidance of doubt, that control is designed and intended to reside with the Company through its board of directors.

EXHIBIT I

Approval Authority of the Board of TAL Education Group

Division of Authority
No.	Activities	Executive Committee	Audit Committee	Board of Directors
1	Annual Financial Budget			Y
2	Purchase
2.1

A single off-budget purchase with an amount above RMB30,000,000.00 or the equivalent amount of U.S. dollars ($4,766,823) (including fix-assets investment, construction investment, but not pertaining to lease contracts)

Y
2.2	A single off-budget purchase with an amount no more than RMB30,000,000.00 or the equivalent amount of U.S. dollars ($4,766,823) and including all lease contracts	Y
2.3	All procurement and purchases within the annual financial budget	Y
3	Borrowing and Guarantee
3.1.1

Borrowing from financial institutions with an amount above RMB20,000,000.00 or the equivalent amount of U.S. dollars ($3,177,882) (this limit does not pertain to the intercompany entrusted loans via banks)

Y
3.1.2

Borrowing from financial institutions with an amount no more than RMB20,000,000.00 or the equivalent amount of U.S. dollars ($3,177,882) (this limit does not pertain to the inter-companies entrusted loans via banks)

Y
3.2.1	Mutual guarantees between companies within TAL Education Group with an amount above RMB50,000,000.00 or the equivalent amount of U.S. dollars ($7,944,705)			Y
3.2.2	Mutual guarantees between companies within TAL Education Group with an amount no more than RMB50,000,000.00 or the equivalent amount of U.S. dollars ($7,944,705)	Y
3.3.1	Guarantees to a third party with an amount above RMB10,000,000.00 or the equivalent amount of U.S. dollars ($1,588,941)			Y
3.3.2	Guarantees to a third party with an amount no more than RMB10,000,000.00	Y

($1,588,941)
4	Treasury
4.1	Purchase of product guaranteeing capital preservation or products with grade AAA or above	Y
4.2.1

Purchase in any one contract of products without guarantee of capital preservation or products below grade AAA, with an amount above RMB20,000,000.00 or the equivalent amount of U.S. dollars ($3,177,882). Purchase of multiple products without guarantee of capital preservation through multiple contracts with cumulative contract value above RMB50,000,000.00 or the equivalent amount of U.S. dollars ($7,944,705)

Y
4.2.2

Purchase in any one contract of products without guarantee of capital preservation or products below grade AAA, with an amount no more than RMB20,000,000.00 or the equivalent amount of U.S. dollars ($3,177,882). Purchase of multiple products without guarantee of capital preservation through multiple contracts with cumulative annual contract value no more than (inclusive of) RMB50,000,000.00 or the equivalent amount of U.S. dollars ($7,944,705)

Y
5	Mergers and Acquisitions
5.1

Acquisitions and private market investment activities (for example, mergers and acquisitions and minority equity investment), with a single contract value above RMB30,000,000.00 or the equivalent amount of U.S. dollars ($4,766,823). Acquisitions and private market investment activities with total consideration through multiple contracts above RMB100,000,000.00 or the equivalent amount of U.S. dollars ($15,889,410)

Y
5.2

Acquisitions and private market investment activities (for example, mergers and acquisitions and minority equity investment), with a single contract value no more than RMB30,000,000.00 or the equivalent amount of U.S. dollars ($4,766,823). Acquisitions and private market investment activities with total consideration through multiple contracts of no more than RMB100,000,000.00 or

Y

the equivalent amount of U.S. dollars ($15,889,410)
6	Disposition of Business Unit (excluding deregistering of legal entities)
6.1	Disposition of business unit with an amount above RMB10,000,000.00 or the equivalent amount of U.S. dollars ($1,588,941)			Y
6.2	Disposition of business unit with an amount no more than RMB10,000,000.00 or the equivalent amount of U.S. dollars ($1,588,941)	Y
7	Related-Party Transactions — the related party transactions as defined in Item 404 of Regulation S-K		Y	Y